

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2011

Via E-mail
Mr. Kevin W. Hadlock
Executive Vice President and Chief Financial Officer
Questar Corporation
Questar Pipeline Company
Questar Gas Company
180 East 100 South
P.O. Box 45433
Salt Lake City, Utah 84145-0433

> **Re:** **Questar Corporation**
> **File No. 1-08796**
> **Questar Pipeline Company**
> **File No. 0-14147**
> **Questar Gas Company**
> **File No. 333-69210**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 9, 2011**

Dear Mr. Hadlock:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief